ATI Modular Technology Corp			
Yilaime Payments			
As of December 31, 2016			
Yilaime Corporation	Date	Amount	
Payments	07/22/2016	30,000	
Payments	09/28/2016	28,109	
Payments	11/14/2016	5,157	
Payments	11/18/2016	1,500	
Payments	12/06/2016	12,404	
Payments	12/31/2016	4,525	
Total for Yilaime Corporation		$81,694	